UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 8, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 8, 2007

Print the name and title of the signing officer under his signature.

    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ACQUIRES ALEY NIOBIUM PROJECT

November 8, 2007, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX:TGB) announces that the Company has acquired the Aley Niobium project in Northern British Columbia from a privately held company.

Niobium is a metal used in making of high strength steels required in the manufacture of automobiles, bridges and pipelines. It is also used in jet turbines, super conductors and other high technology applications.

Niobium is currently selling for $30/kg and the market is growing at 5-8% per year. Currently, the world supply is dominated by only three producers: two Brazilian mining companies and Iamgold which operates the Niobec Mine in Quebec.

The Aley deposit was discovered in 1980 by Cominco. From 1983-1986, approximately 10,000 feet of diamond drilling was completed in 20 holes, outlining near surface mineralization in the range of 20-30 million tonnes. Assays for 18 of Cominco's 20 holes had intersections of greater than 8 metres in length and averaged 0.75% Nb 20 5(1).

A deposit of this apparent size could support a mine producing 8 - 12 million lbs of Niobium annually(2).

Taseko recently completed an exploration program on the Aley deposit to update Cominco's work and will move forward with more exploration commencing in the spring of 2008 in anticipation of developing a 43-101 compliant resource estimate for the deposit.

Russell Hallbauer, President and CEO of Taseko stated:

"With worldwide niobium consumption growing significantly every year, acquiring the Aley deposit is, in our view, a very strategic acquisition as Taseko moves to broaden its mineral production base.

Niobium has similar metallurgical characteristics to molybdenum and is used in the steel making process. Although stand alone molybdenum projects can be challenging because of low grades and high capital costs, the initial indication of grade and proximity to surface of the Aley deposit offers the potential for low capital expenditures per kilogram of production and low operating costs. With only three other producers in the world, any future niobium production from Aley would be well positioned in the market place.

We are excited about the opportunity presented by this property in terms of its potential mineable grade and annual production profile and what it could mean for the shareholders of our Company. The opportunity to produce a metal that is presently being sold at over $30/kg with a growing market, and has historically had a price in the $15-18/kg range does not come along everyday."

The development at Aley would complement the over 1 million pounds of molybdenum production from our Gibraltar operation and expand and diversify Taseko's mineral production.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.

(1) The Company believes that the historical information provided herein is reliable and continues to be relevant.
(2) The potential quantity and grade estimates set out herein are conceptual in nature and there has been insufficient exploration to define a mineral resource, it is uncertain if further exploration will result in the target being delineated as a mineral resource, and the estimates have been made based on historical information. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources or reserves and the Company is not treating the historical estimates as current mineral resources or mineral reserves as defined in Sections 1.2 and 1.3 of National Instrument 43-101, and therefore the estimates should not be relied upon.